Law Office of
CHRISTOPHER  A. KOZLOWSKI
30 Vail Place at Rahway Train Station Plaza
P.O. Box 167-D
Rahway, NJ 07065

(732) 388-0281
Fax: (732) 381-5312
www.kozlowskilegal.com

November 15, 2016

Nano Stone Inc.
2125 Center Ave, Suite 414
Suite E
Fort Lee, New Jersey 07024

Re:  Opinion of Counsel - Offering Statement on Form 1-A for Nano Stone Inc.
Offering of up to 2,640,000 Shares of Common Stock

Ladies and Gentlemen:

       I have been engaged as counsel to render a legal opinion with regard to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to two million six hundred forty thousand (2,640,000) Shares of Common Stock to be sold by Nano Stone Inc., a Delaware corporation.

       In connection  with the opinion  contained  herein,  I have examined  the offering  statement,  the articles of incorporation and bylaws, the minutes of meetings of its board of directors, as well as all other documents necessary to render an opinion. In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals,  the  conformity  to  original  documents  of  all  documents  submitted  to  me  as  certified  or photostatic copies and the authenticity of the originals of such copies.

       Based upon the foregoing, I am of the opinion that the common shares being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

       No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

I further consent to the use of this opinion as an exhibit to the offering statement.

Very truly yours,

/s/ Christopher A. Kozlowski, Esq.   Christopher A. Kozlowski, Esq.